

Mail Stop 4631

October 15, 2009

Mr. Robert D. Koney, Jr.
Solo Cup Company
1700 Old Deerfield Road
Highland Park, IL 60035

> **RE:** **Solo Cup Company**
> **Form 10-K for the fiscal year ended December 28, 2008**
> **Filed March 16, 2009**
> **File #333-116843**

Dear Mr. Koney:

We have reviewed your response letter dated September 21, 2009 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended December 28, 2008

Critical Accounting Estimates, page 24
Income taxes, page 25

1. We note your response to our prior comment three. Please revise future filings to clarify that you do not believe you will fully realize the benefit of your deferred tax assets in the United States, except for the reversal of deferred tax liabilities.

Note 2. Summary of Significant Accounting Policies, page 34
(i) Goodwill and Other Intangible Assets, page 35

2. We note your response to our prior comment five. Given the current economic environment as well as the overall importance of enabling a reader to understand your judgments in assessing goodwill, please include your proposed disclosures as they relate to your fiscal 2008 impairment testing in your Form 10-Q for the period ended September 30, 2009. In addition, for each reporting unit with material goodwill that is at risk of failing step one of the impairment test (i.e. a

reporting unit having an estimated fair value that is not substantially in excess of its carrying value and goodwill), please also provide the following disclosures for that reporting unit:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
- The amount of goodwill allocated to the reporting unit.
- A discussion of any uncertainties associated with the key assumptions.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with your proposed future disclosures.

(l) Impairment of Long-lived Assets, page 36

3. We note your response to our prior comment six including the additional disclosure you intend to provide in future filings. Please revise this intended disclosure to include a more specific and comprehensive discussion of the types of events and circumstances that would trigger an impairment analysis. In addition, please indicate the timing of your most recent impairment analyses and, if not recently performed, explain why and address the specific factors that could trigger such analyses.

Note 23. Guarantors, page 65

4. We note from your response to our prior comment eight that Solo Delaware is your parent company and is presented as such in your condensed consolidating balance sheet. It is therefore unclear to us why the shareholder's equity of Solo Delaware does not agree to your consolidated shareholder's equity. Please explain.

Form 10-Q for the period ended June 28, 2009
Item 4T. Controls and Procedures, page 30

5. We have reviewed your response to our prior comment twelve and the disclosures you intend to include in future filings. Please ensure that these disclosures continue to reference Rules 15d-15(e) of the Exchange Act.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief